United States securities and exchange commission logo





                             November 22, 2021

       John V. Oyler
       Chief Executive Officer and Chairman
       BeiGene, Ltd.
       94 Solaris Avenue, Camana Bay
       Grand Cayman
       Cayman Islands

                                                        Re: BeiGene, Ltd.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 25,
2021
                                                            File No. 001-37686

       Dear Mr. Oyler:

              We have reviewed your October 29, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 21, 2021 letter.

       Response dated October 29, 2021

       General

   1. We note your response to our prior comment number 1. As it relates to providing tailored disclosure, please
explain in greater detail how the nature of your business supports your conclusion that pending
or existing climate change-related legislation, regulations, and international accords
will not have a material impact and the process through which existing or pending
climate change-related legislation, regulations and international accords are evaluated.
In addition, tell us how you considered addressing difficulties in assessing the timing
and effect of pending legislation or regulation.
 John V. Oyler
FirstName LastNameJohn V. Oyler
BeiGene, Ltd.
Comapany 22,
November  NameBeiGene,
              2021        Ltd.
November
Page 2    22, 2021 Page 2
FirstName LastName
2. We note your response to our prior comment number 3, which states that based on the nature of your operations you have not identified potential direct or indirect consequences of climate change that have had or would have a material effect on your financial condition or results of operations. Please describe how you concluded the indirect consequences you considered in your analysis were not material, including by describing the nature of your operations. Your response should address each of the items from our prior comment.
3. We note your response to our prior comment number 4, which states that you have not had material weather-related damages to your property or operations or any material impacts on the cost or availability of insurance. Provide us with an analysis supporting these statements, including quantitative information.
4. We note your response to our prior comment number 5. Please tell us about the transition risks evaluated in preparing your response to prior comment number 5, including the items noted in our prior comment. Please also provide support for why you believe the effects of transition risks will not be material. Include information in your response explaining how your efforts to reduce the energy and carbon footprint of your operations address specific transition risks related to climate change that may affect you.
      Please contact Margaret Schwartz at 202-551-7153 or Christopher Edwards at 202-551-
6761 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Edwin O'Connor